February 13, 2014

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jeffrey P. Riedler Daniel Greenspan Johnny Gharib

Re:	Audeo Oncology, Inc.

Registration Statement on Form S-1

Filed initially on July 6, 2012

File No. 333-182568

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Audeo Oncology, Inc. (the “Company”) hereby respectfully requests the immediate withdrawal of the Company’s Registration Statement on Form S-1 (File No. 333-182568) together with all exhibits and amendments thereto (the “Registration Statement”). The Company is seeking withdrawal of the Registration Statement as it has determined not to proceed with an offering at this time. The Registration Statement has not been declared effective and the Company hereby confirms that none of the Company’s securities have been sold pursuant to the Registration Statement. The Company respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to Andrew D. Hoffman of Wilson Sonsini Goodrich & Rosati, P.C., via email at ahoffman@wsgr.com or via facsimile at (650) 493-6811.

In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company hereby requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

* * * *

U.S. Securities and Exchange Commission

February 13, 2014

Please direct any questions or comments concerning this request for withdrawal to Andrew D. Hoffman at (650) 849-3240 or to John A. Fore, also of Wilson Sonsini Goodrich & Rosati, P.C., at (650) 320-4651. Thank you for your assistance.

Sincerely,

/s/ Charles Walker
Charles Walker Chief Executive Officer

cc:	John A. Fore

Andrew D. Hoffman

Wilson Sonsini Goodrich & Rosati, P.C.